Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

General Matters

Pursuant to our Certificate of Incorporation, as amended, the total amount of our authorized capital stock is 100,000,000 shares, which consists of 75,000,000 shares of authorized common stock, par value $0.01 per share, and 25,000,000 shares of authorized preferred stock, par value $0.01 per share.

As of October 25, 2024, we had outstanding 52,244,074 shares of common stock and no shares of preferred stock. As of October 25, 2024 we had approximately 685 holders of record of our common stock.

The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by, our Certificate of Incorporation, as amended, and our Amended and Restated By-laws.

Common Stock

The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our common stock is traded on the New York Stock Exchange under the symbol “ENZ”. The transfer agent and registrar for our common stock is Equiniti.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix and determine the following terms of the preferred stock by resolution: variations in the designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, of conversion in common stock or other securities, redemption provisions or sinking fund provisions) as between series and between the preferred stock and any series thereof and the common stock, and the qualifications, limitations or restrictions of such rights, all as shall be stated in a resolution of the board of directors. Shares of preferred stock or any series thereof may have full or limited voting powers, or be without voting powers, all as shall be stated in a resolution of the board of directors.

Any or all of these rights may be greater than the rights of our common stock. Currently there is no issued and outstanding preferred stock.